UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               Fulton Bancshares Corporation
             (Exact name of registrant as specified in its charter)

          Pennsylvania                                 25-1598464
     ------------------------------------------        -------------------------

     (State of Incorporation or Organization)         (I.R.S. Employer
                                                      Identification No)

     100 East Lincoln Way, McConnellsburg, PA               17233
     ------------------------------------------        -------------------------
     (Address of Principal Executive Offices)             (Zip Code)

     If this form relates to the
     registration of a class of
     securities pursuant to Section
     12(b) of the Exchange Act and is
     effective pursuant to General
     Instruction A.(c), check the
     following box. [  }

     If this form relates to the
     registration of a class of
     securities pursuant to Section
     12(g) of the Exchange Act and is
     effective pursuant to General
     Instruction A.(d), check the
     following box. [x]
Securities Act registration statement file number to which this form relates:
----------------------------
    (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

      Title of Each Class         Name of Each Exchange on Which
      To be so Registered         Each Class is to be Registered

-------------------------------  -------------------------------


-------------------------------  -------------------------------
Securities to be registered pursuant to Section 12(g) of the Act:
                         Common Stock, $0.625  par value
 ------------------------------------------------------------------------------
                                (Title of Class)


 ------------------------------------------------------------------------------
                                (Title of Class)




                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant's Securities to be Registered.

  Common Stock

     The registrant Holding Company is authorized to issue 4,000,000 shares of Common Stock, par value $0.625 per share, of which 493,000 shares are outstanding as of April 15, 2004. The remaining 3,505,000 authorized but unissued shares of Common Stock may be issued by the Board of Directors without further shareholder approval. Issuance of these shares could cause a dilution of the book value of the stock and of the voting power of present shareholders. The holders are entitled to one vote per share on all matters presented to them and do not have cumulative voting rights in the election of directors.


     The Common Stock has no preemptive, subscription or conversion rights or redemption or repurchase provisions. These shares are non-assessable and require no sinking fund. Each shareholder is entitled to receive dividends that may be declared by the Board of Directors and to share pro rata in the event of dissolution or liquidation. For information concerning dividend restrictions, see section entitled "Comparison of Shareholder Rights."


                        COMPARISON OF SHAREHOLDER RIGHTS

     The rights of the shareholders are governed by the Pennsylvania Business Corporation Law of 1988, as amended.

     The following table compares the rights of shareholders of the Bank before its reorganization into a Holding Company with the rights of shareholders of the Holding Company after the reorganization.

                       The Bank's Common         The Holding
                             Stock                Company's
                                                Common Stock
Authorized and        110,000 shares, par   4,000,000 shares,
Outstanding..         value $2.50 per       par value $0.625 per
                      share, authorized;    share, authorized;
                      of which 110,000      of which 493,000
                      were outstanding on   shares are
                      December 31, 1988     outstanding.

Voting....            One vote per share    One vote per share
                      with cumulative       with no cumulative
                      voting for            voting for
                      directors.            directors.

Preemptive Rights...  Preemptive rights to  No preemptive
                      subscribe for         rights.
                      additional shares on
                      a pro rata basis.
Dividends..           As declared by the    As declared by the
                      Board of Directors;   Board of Directors;
                      may be paid only if   the Bank's dividend
                      it would not impair   restrictions apply
                      the Bank's capital    indirectly to the
                      structure, if the     Holding Company as
                      Bank's surplus is at  cash available for
                      least equal to its    dividend
                      common capital and    distributions will
                      if the dividends      initially come from
                      declared in any year  dividends paid to
                      do not exceed the     the Holding Company
                      total of net profits  by the Bank.  In
                      in that year          addition, the
                      combined with         Holding Company may
                      undivided profits of  pay dividends only
                      the preceding two     if it is solvent and
                      years less any        would not be
                      required transfers    rendered insolvent
                      to surplus, if no     by the dividend
                      losses have been      payment and only
                      sustained equal to    from unrestricted
                      or exceeding its      and unreserved
                      undivided profits,    undivided profits
                      and if the Bank       under some
                      continues its         circumstances
                      operations at an      surplus.
                      amount greater than
                      its net profits
                      deducting there-from
                      its losses and bad
                      debts.
Shareholder Action

(a)  Mergers,
Consolidations,
Liquidations, Sales   Approval by vote of   Approval by vote of
of Substantially All  66 2/3% of            75% of outstanding
Assets....            outstanding shares.   shares.

(b)  Amendment of
Articles of
Incorporation (other  Approval by vote of   Approval by vote of
than for the          majority of           majority of
purposes named        outstanding shares.   outstanding shares.
above)....

(c)  Amendment to     Approval by a         Approval by a
Bylaws...             majority vote of the  majority vote of the
                      Board of Directors    Board of Directors
                      or by a majority      or by 75% of the
                      vote of outstanding   outstanding shares.
                      shares.

Repurchase....        Cannot reduce or      Stock can be
                      retire any part of    repurchased up to
                      its stock without     the extent of
                      prior regulatory      unrestricted and
                      approvals.            unreserved undivided
                                            profits and as much
                                            of its unrestricted
                                            surplus as has been
                                            made available for
                                            such purpose by the
                                            prior affirmative
                                            vote of
                                            shareholders; stock
                                            cannot be
                                            repurchased when the
                                            corporation is
                                            insolvent or would
                                            be made insolvent by
                                            the purchase; no
                                            more than 10% of
                                            outstanding shares
                                            can be repurchased
                                            in any twelve-month
                                            period without prior
                                            regulatory approval.

Special Shareholder   Upon request by the   Upon request by the
Meetings...           Board of Directors    President, a
                      or three or more      majority of the
                      shareholders owning   Board of Directors
                      in the aggregate 10%  or of its Executive
                      or more of the        Committee or 25% of
                      outstanding shares.   outstanding shares.

(d)  Deletion of      Not applicable to     Approval by vote of
Article requiring     the Bank's Common     75% of outstanding
the Board of          Stock.                shares.
Directors to issue
stock warrants to
those shareholders
not affiliated with
a Substantial
Shareholder...
(e)  Authorization    Approval by the vote  Approval by vote of
of Additional         of 66 2/3% of         a majority of
Shares....            outstanding shares.   outstanding shares.

     The Articles of Incorporation of the Holding Company authorize the Board of Directors to oppose a tender offer for shares of the Holding Company on the basis of factors other than economic benefit to shareholders such as: the impact of the acquisition upon the community; the effect of the acquisition upon employees, depositors, shareholders and customers; and the reputation and business practices of the tender offeror.

      In addition, Pennsylvania law gives strong anti-takeover provisions to corporations that have their securities registered with the Securities and Exchange Commission ("SEC") under Section 12 of the Securities Exchange Act of 1934, known as "registered corporations." These provisions are in addition to provisions contained in the company's articles of incorporation and bylaws.

      One provision to which the holding company is subject assures that all shareholders will receive the fair value for their shares as the result of a control transaction. "Fair Value" means not less than the highest price paid per share by a controlling person or group at any time during the 90-day period ending on and including the date of the control transaction. Alternatively, if a shareholder believes the value of his or her shares is higher, he or she may demand an appraisal procedure to receive the fair value of the shares as the date of the control transaction, taking into account all relevant factors which may not be reflected in the price paid for the shares. "Control Transaction" means the acquisition by a person who has, or a group of persons acting in concert that has, voting power over voting shares of the holding company that would entitle the holders of the shares to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors of the holding company. After the occurrence of a control transaction, any shareholder may, within a specified time period, make written demand on the person or group controlling at least 20% of the voting power of the shares of the holding company for payment in an amount equal to the fair value of each voting share as of the date on which the control transaction occurs.

      It is a relatively common practice in corporate takeovers to pay cash to acquire controlling equity in a company and then to acquire the remaining equity interest in the company by paying the balance of the shareholders a price for their shares which is lower than the price paid to acquire control or is in a less desirable form of payment, such as securities of the purchaser that do not have an established trading market. The board of directors considers these two-tier pricing tactics to be unfair to the holding company's shareholders. By their very nature, these tactics tend to cause concern on the part of shareholders that if they do not act promptly, they risk either being relegated to the status of minority shareholders in a controlled company or being forced to accept a lower price for all of their shares. Thus, two-tier pricing unduly pressures shareholders into selling as many of their shares as quickly as possible, either to the purchaser or in the open market, without having genuine opportunity to make a considered investment choice between remaining a shareholder of the company or disposing of their shares. These sales in turn facilitate the purchaser's acquisition of a sufficient interest in the company to enable the purchaser to force the exchange of remaining shares for a lower price in a business combination.

      While the fair price provision in Pennsylvania law is designed to help assure fair treatment of all shareholders vis-a-vis other shareholders in the event of a takeover, it is not the purpose of the fair price provision to assure that shareholders will receive a premium price for their shares in a takeover. Accordingly, the fair price provision would not preclude the board of directors' opposition to any future takeover proposal which it believes not to be in the best interests of the holding company and its shareholders, whether or not the proposal satisfies the minimum price, form of payment and procedural requirements of the fair price provision.

       Another provision of Pennsylvania law relates to a business combination involving a registered corporation. These business combinations include the following transactions involving an interested shareholder:

      o A merger or consolidation of the holding company with an interested shareholder;

      o A sale, lease, exchange, mortgage, pledge, transfer or other disposition with the interested shareholder of the assets of the holding company or its subsidiaries;

      o The issuance or transfer by the holding company or its subsidiary of any shares of the holding company or its subsidiary which has a total market value at least equal to 5% of the total market value of all the company's outstanding shares to an interested shareholder;

      o The adoption of any plan for the liquidation or dissolution of the holding company proposed by, or under any agreement with, the interested shareholder;

      o A reclassification of securities or recapitalization of the holding company or any merger or consolidation of the holding company with any subsidiary of the holding company or any other transaction proposed by, or under any agreement with the interested shareholder which has the effect of increasing the interested shareholder's proportionate share of the outstanding shares of the holding company; or

      o The interested shareholder's receipt of the benefit, directly or indirectly, of any loans or other financial assistance or any tax credits or other tax advantages provided by the holding company.

      An interested shareholder is any person that is the beneficial owner, directly or indirectly, of shares entitling that person to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors of the holding company. The above definitions also apply to an interested shareholder's affiliate or associate.

      Under Pennsylvania law, the holding company shall not engage in a business combination with an interested shareholder other than:

      o A business combination approved by the board of directors prior to the date the interested shareholder acquires at least 20% of the shares or where the board of directors of the holding company has approved the purchase of shares by the interested shareholder;

      o A business combination approved by a majority of the votes that all shareholders would be entitled to cast not including those shares held by the interested shareholder, at a meeting called for that purpose within three months after the interested shareholder became the beneficial owner of shares entitling it to cast at least 80% of the votes in an election of directors, and if the business combination satisfies certain minimum conditions, which are discussed below;

      o. A business combination approved by the affirmative vote of all of the shareholders of the outstanding shares;

      o A business combination approved by a majority of the votes that all shareholders would be entitled to cast not including those shares beneficially owned by the interested shareholder at a meeting called for that purpose no earlier than five years after the interested shareholder's share acquisition date; and

      o A business combination approved at a shareholders' meeting called for that purpose no earlier than five years after the interested shareholder's share acquisition date and that meets certain minimum conditions, which are discussed below.

      The minimum conditions discussed above generally require that the total amount of the cash and the market value of any payments other than cash, such as stock, bonds or debentures, to the shareholders of the holding company be at least equal to the higher of the following:

      o The highest price paid by the interested shareholder when the interested shareholder was the beneficial owner of shares entitling him to cast at least 5% of the votes in an election of directors within the 5-year period immediately prior to the announcement date of the business combination or within the 5-year period prior to time the interested shareholder became an interested shareholder, whichever is higher, plus interest; or

      o The market value per common share on the announcement date of the business combination or on the share acquisition date, whichever is higher, plus interest.

      The Pennsylvania provision relating to business combinations is designed to help assure that if, despite the holding company's best efforts to remain independent, the holding company is nevertheless taken over, each shareholder will be treated fairly vis-a-vis every other shareholder and that professional investors will not profit at the expense of the holding company's long-term public shareholders. While the business combination provision is designed to help assure fair treatment of all shareholders vis-a-vis other shareholders in the event of a takeover, it is not the purpose of the business combination provision to assure that shareholders will receive premium price for their shares in a takeover. Accordingly, we believe that the business combination provision would not preclude our opposition to any future takeover proposal which we believe not to be in the best interests of the holding company and its shareholders, whether or not the proposal satisfied the requirements of the business combination provision, fair price provision or both.

       Subchapter G of Chapter 25 of the Pennsylvania Business Corporation Law also applies to registered corporations. Under Subchapter G, the acquisition of shares that increase the shareholder's control of the corporation above 20%, 33% or 50% of the voting power able to elect the board of directors cannot be voted until a majority of disinterested shareholders approves the restoration of the voting rights of those shares in two separate votes:

      o     All disinterested shares of the corporation, and

      o     All voting shares of the corporation.

      Voting rights which are restored by shareholder approval will lapse if any proposed control-share-acquisition which is approved is not consummated within 90 days after shareholder approval is obtained. Furthermore, control-shares that are not accorded voting rights or whose rights lapse will regain their voting rights on transfer to another person who is not an affiliate. If the shares constitute control-shares for the transferee, this subchapter must be applied to that person as well. If the acquiring shareholder does not request a shareholder meeting to approve restoration of voting rights within 30 days of the acquisition or if voting rights are denied by the shareholders or if they lapse, the corporation may redeem the control shares at the average of the high and low price on the date of the notice of redemption.

      Subchapter H of Chapter 25 of the BCL applies to registered corporations. Under Subchapter H, a control person -- a person who owns shares with 20% or more voting power -- must disgorge to the corporation any profits from the disposition of any equity securities if the disposition occurs within 18 months of becoming a control person, and the securities were acquired 24 months before to 18 months after becoming a control person. This provision seeks to prevent speculative takeover attempts.

      Finally, Pennsylvania law grants a registered corporation the express authority to treat individual shareholders differently and therefore may take advantage of shareholder rights plans or "poison pills". Poison pills generally consist of a shareholder rights plan in which a corporation gives its shareholders the right to buy common stock when specified events occur, such as a merger, which decreases the value of the acquirer's holdings and the acquirer's percentage of ownership. The corporation does not have a poison pill at this time.

      The overall effect of these provisions may be to deter a future offer or other merger or acquisition proposal that a majority of the shareholders might view to be in their best interests as the offer might include a substantial premium over the market price of the holding company's common stock at that time. In addition, these provisions may have the effect of assisting the holding company's management in retaining its position and placing it in a better position to resist changes that the shareholders may want to make if dissatisfied with the conduct of the holding company's business.




























                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

FULTON BANCSHARES CORPORATION

Date:  April 29, 2004
       -------------------------


By:    Clyde H. Bookhiemer
       -------------------------
       President


:165878